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                             October 5, 2022

       Phillip Dignan
       Chief Financial Officer
       Balincan USA, Inc.
       555 Middle Creek Parkway, Suite 100
       Colorado Springs, Colorado 802921

                                                        Re: Balincan USA, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 23,
2022
                                                            File No. 024-12004

       Dear Phillip Dignan:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Jeff Turner